Exhibit 99.2

July 23, 2015

Good Thursday evening,

A few minutes ago, we announced that StanCorp will be acquired by Meiji Yasuda. With this transaction, The Standard will become Meiji Yasuda’s primary presence and partner in the U.S., operating under The Standard brand within Meiji Yasuda’s global structure. I wanted to send this note at the earliest possible moment to give you my perspective on this exciting news and what it means for all of us.

Before we get to the details, here’s the key thing to understand. Our operations, headquarters, employees, management team, community support, purpose and values will all remain the same.

We have talked a lot about our desire to remain a sustainable, independent company. Yet it’s no secret that our competitors are generally much larger than we are, with a scale and cost structure we simply can’t match. The type of acquisition we’ve announced today, which leaves our location, employees and purpose intact, is a strong strategic move that was largely made possible by the results achieved by all of you.

My guess is that many of you may not have previously heard of Meiji Yasuda. Meiji Yasuda is the oldest and third largest private life insurance company in Japan, with the largest share in group insurance in the Japanese market. They are headquartered in Tokyo with more than 40,000 employees (30,000 of whom are sales personnel) and 6.5 million customers worldwide. Meiji Yasuda specializes in group and individual life insurance, bancassurance, and group annuity products, with assets of $303 billion and premium income of $28 billion. They have insurance operations in Japan, with international operations in Poland, China, Indonesia, and Thailand, as well as a small presence in the U.S. Meiji Yasuda was founded in 1881, and like us, has a very long and successful history built on roots as a mutual insurance company, which they still are today.

Like The Standard, Meiji Yasuda has a long-term perspective and our cultures have a lot in common. The similarity of our corporate principles and values was an extremely important factor for both companies in this decision. For example, they understand how important philanthropy and community service are to our culture, and I can tell you that we will proudly continue these commitments as part of Meiji Yasuda.

One of the things that is most meaningful to me is that Meiji Yasuda sees the same value we do in our current businesses and strategy, and becoming part of their global structure presents a tremendous opportunity for us. The transaction provides a substantial cash premium to our shareholders, including many of our employees, and it enables us to continue on the road we have been travelling. We are in essence exchanging our 40 million shares for one shareholder who happens to be a mutual insurance company.

So what happens now? Well, there are a number of steps that have to be taken before this becomes official, including various approvals as well as something called a Go-Shop Period (you can read more about this in the FAQ document). These activities are common in this type of transaction. In the meantime, we will continue to operate as a public company with no changes to our operations. The transaction is expected to be completed in Q1 2016.

I know this news is distracting, but we need to remain focused on our customers, producers and day-to-day operations so we can continue the strong momentum we have built. Be sure to check out the Q2 earnings release that just went out to see the strong results we posted. We delivered operating earnings per share of $1.51, which beat the Street’s expectation of $1.21. This is a great trend, fueled by continued strong sales and retention across the business. EB sales are up more than 50 percent compared to this time last year. Most encouraging is the fact that we saw 4.6 percent premium growth. AMG and IDI both delivered record pre-tax operating income this quarter, and SMI reached an all-time high in commercial mortgage loan originations.

We continued to see volatility in global economic markets, and we continued our trend of positive claims experience. Neither of those are in our control, and it is our planning and focus on things within our control that positions us for continued success. Thank you for all you do each and every day to help us achieve these results!

I will be hosting three 30-minute meetings tomorrow afternoon at the Portland Art Museum. Your manager will have more information, and you can check newStand on Friday morning for details on attending live or online.

If you receive any inquiries from reporters, please refer them to Justin Delaney, vice president of External Affairs, at (971) 321-8541. Inquiries from investors or financial media should be referred to Jeff Hallin, vice president of Investor Relations, at (971) 321-6127.

I feel a great amount of pride in what we have achieved to date, particularly how we weathered the financial crisis together and emerged a strong, financially sound company. The news we announced today is a testament to the strength of our team, our financial performance, our unwavering focus on customer service and our respected brand. And with this transaction we come full circle, returning to our roots as a mutual company. We are still all about helping people achieve financial well-being and peace of mind.

I am looking forward to this new chapter of The Standard’s history and hope you share my excitement for our bright future ahead.

Greg Ness

Additional Information and Where to Find It

In connection with the proposed merger transaction, StanCorp will file with the SEC and furnish to the StanCorp’s shareholders a proxy statement and other relevant documents. BEFORE MAKING ANY VOTING DECISION, STANCORP’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE MERGER. StanCorp’s shareholders will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, StanCorp’s shareholders may obtain a free copy of the proxy statement and other of StanCorp’s filings with the SEC from StanCorp’s website at www.stancorpfinancial.com or by directing a request to: Jeff Hallin, Vice President, Investor Relations and Capital Markets, 1100 Southwest Sixth Avenue, Portland, OR 97204. The directors, executive officers and certain other members of management and employees of StanCorp may be deemed “participants” in the solicitation of proxies from shareholders of StanCorp in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of StanCorp in connection with the proposed merger will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about StanCorp’s executive officers and directors in its Annual Report on Form 10-K filed with the SEC on February 26, 2015 and in its definitive proxy statement filed with the SEC on Schedule 14A on March 23, 2015.